

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 10, 2017

Via E-Mail
William McBride, III
Chairman and Chief Executive Officer
AdCare Health Systems, Inc.
454 Satellite Blvd. NW
Suite 100
Suwanee, Georgia 30024

> **Re: Regional Health Properties, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 13, 2017**
> **File No. 333-216041**

Dear Mr. McBride:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide the information required by Item 1(c) of Schedule 14A.

Summary

Historical Market Price of Common Stock and Series A Preferred Stock, page 11

2. Please provide the information required by Item 201(d) of Regulation S-K or provide us with an analysis as to why such information is not required.

Our Business

Properties

Operating Facilities, page 57

3. Please provide the information required by Items 14 and 15 of Form S-11 for each materially important property. See Instruction 2 to Item 14. For example, we note from your disclosure on page F-50 that the lease for the Powder Springs facility obligates the lessee under such lease to make payments to you in an amount that appears to be in excess of 10% of your gross revenues for the year ended December 31, 2015.

4. Please also disclose your portfolio occupancy for your owned and leased properties for the most recent reported period.

5. Please provide a lease expiration table or tell us why it is not material. Refer to Item 15(f) of Form S-11 as a guide.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

6. Please revise to provide your leasing results for the prior period, including balancing disclosure regarding tenant improvement costs and leasing commissions for your leases and sub-leases.

Overview, page 62

7. Please also consider disclosing any tenants whose lease payments represent greater than 10% of your total revenues.

8. Please tell us whether 20% or more of your assets are leased to one tenant on a triple net basis. To the extent this criteria applies to one or more of your tenants, please provide financial statements of the tenant or tell us where financial statements are located.

Certain Information Regarding Directors and Executive Officers

Board of Directors, page 100

9. We note your disclosure on page 1 that "the existing board of directors and executive officers of AdCare immediately prior to the merger will be the board of directors and executive officers, respectively, of RHE immediately following the merger…." For each of the directors listed on page 100, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as

a director of RHE following the merger, in light of RHE's proposed business and structure. Please see Item 401(e)(1) of Regulation S-K.

10. Please provide the information required by Item 407(a) of Regulation S-K.

Arrangements with Directors Regarding Election/Appointment, page 101

11. We note your disclosure on page 101 that "it is the Company's intention to cause Mr. Rimland to be appointed to the board at such time as it would not cause the Company to violate or fail to satisfy the NYSE MKT rules." Please expand your disclosure to discuss how RHE intends to cause Mr. Rimland to be appointed to the board.

Executive Officers, page 102

12. Please provide the information required by Item 401 of Regulation S-K for Mr. E. Clinton Cain.

Director and Executive Compensation

Executive Compensation, page 108

13. With respect to your performance bonus amounts, please provide the date that the amount of the bonus is expected to be determined. Please see Instruction 1 to Item 402(n)(2).

Exhibit Index, page E-1

14. Please confirm that you will file a final opinion of counsel prior to the effectiveness of your registration statement regarding the proposed merger's qualification as a reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended, or provide us with a detailed analysis as to why such an opinion is not required. Please see Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeff Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz, Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3655 with any other questions.

                                      Sincerely,

                                        /s/ Sonia Gupta Barros

                                        Sonia Gupta Barros
                                        Assistant Director
                                        Office of Real Estate and
                                        Commodities

cc: Lori A. Gelchion, Esq.
         Rogers & Hardin LLP